SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20459

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 18)*

DONEGAL GROUP INC.

(Name of Issuer)

Class A Common Stock

Class B Common Stock

(Title of Class of Securities)

Class A: 257701201

Class B: 257701300

(CUSIP Number of Class of Securities)

Gregory M. Shepard

7028 Portmarnock Place

Bradenton, FL 34202

(309) 310-1331

(Name, address and telephone number of persons

authorized to receive notices and communications

on behalf of person(s) filing statement)

October 7, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Class A CUSIP No. 257701201 and Class B CUSIP No. 257701300

1.	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NOS. OF REPORTING PERSON

Gregory M. Shepard

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7.	SOLE VOTING POWER
NUMBER OF SHARES
BENEFICIALLY		Class A 3,602,900; Class B 397,100
OWNED BY EACH
REPORTING PERSON	8.	SHARED VOTING POWER
WITH
-0-

	9.	SOLE DISPOSITIVE POWER

Class A 3,602,900; Class B 397,100

	10.	SHARED DISPOSITIVE POWER

-0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Class A 3,602,900; Class B 397,100

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Class A 17.96%; Class B 7.12%

14.	TYPE OF REPORTING PERSON

IN

SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER.

The Schedule 13D filed with the Securities and Exchange Commission on July 12, 2010 (the “Initial 13D”) by the Filing Person with respect to the Class A Shares and Class B Shares of Donegal Group Inc., a Delaware corporation (the “Issuer”), is hereby further amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D.

ITEM 4. PURPOSE OF TRANSACTION

ITEM 4 OF THE INITIAL 13D IS HEREBY AMENDED TO ADD THE FOLLOWING:

On October 7, 2013, the Filing Person delivered to the Boards of Directors of the Issuer and its affiliate Donegal Mutual Insurance Company a letter which stated as follows:

“As you know, on August 2, 2013, following my tender offer to pay $30 per share for 962,636 of the outstanding shares of Class B Common Stock (“Class B Shares”) of Donegal Group Inc. (“DGI”) which expired on July 31, 2013, I proposed an amicable transaction: Subject to due diligence for a period of three weeks for me and my banking institutions and to my obtaining financing on commercially reasonable terms, I would be willing to pay $22 per share for 3,300,000 Class B Shares from Donegal Mutual.

On August 15, 2013, Donegal Mutual sent me a letter stating they had reviewed my August 2nd proposal and that the Board of Directors was unanimous in determining that it was not in the best interests of Donegal Mutual, its policyholders and other constituencies for Donegal Mutual to enter into the transaction described in my August 2nd proposal.

Since August 15, 2013, I have reviewed my options and evaluated the potential interest of strategic acquirers. As a result, today, as an alternative, I propose a revised amicable transaction: Subject to due diligence for a period of three weeks for me and a much larger highly rated mutual property and casualty insurance company, I would be willing to negotiate a price within a range of $33 - $37 per share for the 957,136 publicly traded Class B Shares (those not owned by Donegal Mutual or me), and the acquiring mutual would purchase the publicly traded Class A Shares (9,021,350 Class A Shares not owned by Donegal Mutual or me as of July 31, 2013 per your 2nd quarter 2013 10Q). I know of two much larger U.S. based mutual property and casualty insurers rated A or higher by A.M. Best who would be strongly interested.

As an incentive, if you elect to do a global transaction with the acquiring mutual, I agree in advance to accept whatever publicly traded Class A per share price you negotiate with the acquiring mutual as the price for both my Class A and Class B Shares. This offer would be subject to all applicable regulatory approvals, which you would not oppose, as this offer would be consensual. Again, I ask the DGI and Donegal Mutual Boards of Directors (the “Boards”) to do their fiduciary duty, and establish a committee of independent directors to consider my proposal, and hire truly independent counsel and a financial advisor.

If the Boards accept this proposal, then I would suspend my plans to acquire up to 962,636 Class B Shares in the open market and privately negotiated transactions.

On Friday, October 4, 2013, the last full trading day prior to the initial public announcement of the proposal, the closing sale prices for the Class A Shares and Class B Shares on the NASDAQ Global Select Market were $14.30 and $18.56, respectively.

Your September 20, 2013 Investor Presentation

On September 20, 2013, DGI filed an 8-K with an attached Exhibit 99.1 titled “Pursuing Effective Business Strategy in Regional Insurance Markets—Investor Presentation September 2013” to “Achieve Book Value Growth By Implementing Plan.” I have reviewed this presentation numerous times in the past two weeks, and while I appreciate the efforts of your management and employees in increasing net premiums written, completing the 10 acquisitions since 1988, the expansion into additional states/markets, an increased focus on commercial lines, improvements in your technology and agent support to achieve book value growth. However, I am disappointed to find that your presentation fails to mention one word about the tremendous dilution to the shareholders as a result of the stock options that you have been granting over the last 5 years which is punishing the Class A and Class B stock prices, which after the last stock split in 2006, closed at $20.22 per Class A Share and $18.02 per Class B Share 7 years ago at September 30, 2006.

If you look below you will see that during the 5 years between 2007 and 2012 DGI’s:

•	book value grew by a total of 13.4% or a meager 2.7% per year;
•	book value per outstanding shares grew by a total of only 12.2% or 2.4% per year;
•	stock options grew by an astounding 181% or 36.2% per year; and
•	fully diluted book value grew by a total of only 7.9% or 1.6% per year.

Donegal Group Inc. "DGI", a Delaware business corporation trading on the NASDAQ as "DGICA" and "DGICB" - all figures from DGI SEC documents

														Book
			Class A & B		Book Value		Class A & B		Opt. Avg.		Class A & B Fully		Fully Diluted	Value Per Fully
Year	Stockholders		Outstanding		Per		Options		Exer.	Option	Diluted		Stockholders	Dil.
Ended	Equity	Incr.	Shares	Incr.	Out. Sh.	Incr.	Outstanding	Incr.	Price	Proceeds	Shares	Incr.	Equity	Shares	Incr.
2007	352,690,191	-	25,333,417	-	13.92	-	2,384,722	-	17.36	41,398,774	27,718,139	-	394,088,965	14.22	-
2008	363,583,865	3.1	25,445,840	0.4	14.29	2.6	3,422,432	43.5	17.98	61,535,327	28,868,272	4.1	425,119,192	14.73	3.6
2009	385,505,699	6.0	25,494,106	0.2	15.12	5.8	3,290,099	-3.9	17.98	59,155,980	28,784,205	-0.3	444,661,679	15.45	4.9
2010	380,102,810	-1.4	25,571,001	0.3	14.86	-1.7	3,998,667	21.5	16.80	67,177,606	29,569,668	2.7	447,280,416	15.13	-2.1
2011	383,451,592	0.9	25,548,216	-0.1	15.01	1.0	5,309,000	32.8	14.18	75,281,620	30,857,216	4.4	458,733,212	14.87	-1.7
2012	400,034,094	4.3	25,601,974	0.2	15.63	4.1	6,700,825	26.2	14.27	95,620,773	32,302,799	4.7	495,654,867	15.34	3.2
2012 v. 2007 Change		13.4		1.1		12.2		181.0				16.5			7.9
2012 v. 2007 Avg.		2.7		0.2		2.4		36.2				3.3			1.6

As a result, all of DGI’s achievements over the past 7 years have been negated by the gigantic stock option dilution which isn’t mentioned once in your Investor Presentation. DGI has failed to achieve the stated goal in your September 20, 2013 presentation, which is to “Achieve Book Value Growth By Implementing Plan.” Because you have failed to deliver an increase in your stock prices over a 7 year period, I urge you to contact me to negotiate a transaction for the benefit of Donegal Mutual and DGI, and their policyholders, shareholders, employees and other constituencies.

I am available to meet with the Boards to explain why I believe such an amicable transaction would be in the best interests of Donegal Mutual and DGI, and their policyholders, shareholders, employees and other constituencies. On behalf of all DGI shareholders, I sincerely hope that you accept my invitation, rather than proceeding with your poorly performing plan to achieve book value growth especially on a fully diluted basis.”

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

 Exhibit 99.1 Press Release by the Filing Person dated October 7, 2013.

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: October 7, 2013

/s/ Gregory M. Shepard
Gregory M. Shepard